Niche Pharmaceuticals, Inc.
                                  P.O. Box 449
                                   200 N. Oak
                                Roanoke, TX 76262
                                 (817) 491-2770


                                                       January 8, 1998

Via Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Judiciary Plaza
Washington, D.C. 20549

                  Re:  Form SB-2, Registration No. 333-17767

Gentlemen:

                  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Niche Pharmaceuticals, Inc. (the "Company") hereby applies for the withdrawal of its registration statement filed on Form SB-2, Registration No. 333-17767 (the "Registration Statement").

                  The Company makes this application for withdrawal because the Company's proposed underwriter has advised the Company that it will be unable to proceed with the underwriting covered by the Registration Statement. The Registration Statement was not declared effective by the Securities and Exchange Commission, and, accordingly, no securities covered by such Registration Statement have been sold by, or on behalf of, the Company or any other person.

                                             Very truly yours,

                                             NICHE PHARMACEUTICALS, INC.


                                             By: /s/ Stephen F. Brandon
                                                Stephen F. Brandon, President







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